UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of October 2021
Commission File Number: 001-38353

PagSeguro Digital Ltd.
(Name of Registrant)
Av. Brigadeiro Faria Lima, 1384, 4º andar, parte A
São Paulo, SP, 01451-001, Brazil
+55 (11) 3038 8127
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐    No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐    No ☒

PagBank PagSeguro sees
BCB pro-competition agenda as an opportunity
São Paulo, October 12, 2021 – PagSeguro Digital Ltd., or PagSeguro (NYSE: PAGS), which promotes innovative solutions and inclusion in financial services and payments, being the market leader in the number of merchants in the Brazilian Payments industry, has announced the following comments on the public hearing 89/2021 from the Brazilian Central Bank, or BCB.
PAGS has been sharing with its investors the following messages during recent quarters:
•We believe that we are the most profitable company in our industry and will keep delivering the best balance between growth and profitability.
•We will keep investing in products and services to continue to disrupt payments and digital banking.
•We will not decelerate growth and jeopardize our long-term sustainability in exchange for short-term profitability.
PAGS is client centric and has a lean corporate structure and a tech-DNA. Our revenues grew at a CAGR of 49% and the Non-GAAP Net Income grew 11 times, comparing full year 2016 with the last twelve months ended in June 2021.
PAGS believes in the continuity of the BCB agenda to foster competition to include millions in the financial system and understands in this context the potential cap for debit transactions in the public hearing announced last Friday.
Prepaid cards brought new competition to a concentrated card industry in Brazil. It has been the most important product to promote inclusion in the last 5 years. Prepaid cards led the unbanked and unserved population to use online transactions, digital wallets, Uber, NetFlix and iFood, among others, where debit cards are not accepted. Interchange revenues at PagBank come from prepaid and credit cards. The prepaid card is one of the many products that PAGS has in its card strategy. BCB efforts to promote competition is seen by PAGS as an opportunity.

About PagSeguro:
PagSeguro is a disruptive provider of financial technology solutions focused primarily on consumers, individual entrepreneurs, micro-merchants, small companies and medium-sized companies in Brazil. Among its peers, PagSeguro is the only financial technology provider in Brazil whose business model covers all of the following five pillars:
•Multiple digital banking solutions
•In-person payments via point of sale (POS) devices that PagSeguro provides to merchants
•Free digital accounts that PagSeguro provides to its consumers and merchants with functionalities such as bill payments, top up prepaid mobile phone credits, wire transfers, peer to peer cash transfers, prepaid credit cards, cash cards, loans, credit cards investments, QR code payments, and payroll portability, among other digital banking services
•Issuer of prepaid, cash and credit cards
•Full acquirer
PagSeguro is an UOL Group Company that provides an easy, safe and hassle-free way of owning a free PagBank digital account, which is similar to a regular checking account linked to the Brazilian Central Bank’s platform, with the feature of accepting payments, where its clients can transact and manage their cash, without the need to open a regular bank account. PagSeguro’s end-to-end digital banking ecosystem enables its customers to accept a wide range of online and in-person payment methods, including credit cards, debit cards, meal voucher cards, boletos, bank transfers, bank debits and cash deposits.
PagSeguro’s mission is to disrupt and democratize financial services in Brazil, a concentrated and underpenetrated market by providing an end-to-end digital banking ecosystem that is safe, affordable, simple and mobile-first for both merchants and consumers.
Contacts:
Investor Relations:
PagSeguro Digital Ltd.
+55 (11) 3914-9524 / 9403
ir@pagseguro.com
investors.pagseguro.com

Forward-Looking Statements:
This press release may include “forward-looking statements” within the meaning of the U.S. federal securities laws. Statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions are generally intended to identify forward-looking statements. We cannot guarantee that such statements will prove correct. These forward-looking statements speak only as of the date hereof and are based on our current plans, estimates of future events, expectations and trends (including trends related to the global and Brazilian economies and capital markets) that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of our Class A common shares, and are subject to several known and unknown uncertainties and risks, many of which are beyond our control. As a consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in this press release. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented. In light of the risks and uncertainties described above, any future events and circumstances discussed in this press release might not occur and are not guarantees of future performance. Because of these uncertainties, you should not make any investment decision based upon these estimates and forward-looking statements. To obtain further information on factors that may lead to results different from those forecast by us, please consult the reports we file with the U.S. Securities and Exchange Commission (SEC) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in our annual report on Form 20-F.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 13, 2021

PagSeguro Digital Ltd.

By:	/s/ Artur Schunck
Name:	Artur Schunck
Title:	Chief Financial and Investor Relations Officer, Chief Accounting Officer and Director